NOTICE OF 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF
SIERRA WIRELESS, INC.
TO BE HELD ON MAY 22, 2014

MANAGEMENT INFORMATION CIRCULAR

DATED April 16, 2014

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general and special meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada, on Thursday, May 22, 2014 at 3:00 p.m., Pacific Time, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2013, and the auditors’ report thereon;

2.	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditor’s remuneration;

3.	to elect directors for the ensuing year;

4.	to consider, and if deemed advisable, pass an ordinary resolution approving all unallocated options, rights and entitlements under the Amended and Restated 1997 Stock Option Plan of the Corporation;

5.	to consider, and if deemed advisable, pass an ordinary resolution authorizing and approving certain amendments to, and the restatement of, the Corporation’s Amended and Restated By-Law No. 1; and

6.	to transact such other business as may be properly brought before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

Only Shareholders of record at the close of business on April 16, 2014 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 20, 2014, at 3:00 p.m. (Pacific Time);

•	by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 20, 2014 at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 20, 2014 at 3:00 p.m. (Pacific Time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  More detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice.

DATED at Richmond, British Columbia, this 16th day of April, 2014.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan
Chief Financial Officer and Secretary

April 16, 2014

Dear Shareholder:

On behalf of the Board of Directors and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual general and special meeting of the holders of common shares of the Corporation to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 22, 2014 at 3:00 p.m. Pacific Time.

This management information circular (the “Information Circular”) contains a description of business that will be conducted at the meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us.  Should you be unable to attend the meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 1 of this Information Circular.

We look forward to seeing you at the meeting.

Sincerely,

“Jason W. Cohenour”	“Charles E. Levine”
Jason W. Cohenour	Charles E. Levine
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

As at April 16, 2014

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual general and special meeting of its shareholders (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

The Meeting will be held on Thursday, May 22, 2014 at 3:00pm (Pacific Time) at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 16, 2014 except as otherwise indicated.

In this document, “you” and “your” refer to the shareholders of, and “Sierra Wireless”, the “Corporation”, “we”, “us” or “our” refer to Sierra Wireless, Inc.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder may appoint some other person or company (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting either in person or by proxy.  A registered shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.

A registered shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 20, 2014, at 3:00 p.m. (Pacific Time);

•
by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 20, 2014, at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 20, 2014, at 3:00 p.m. (Pacific Time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance.  To be effective, a proxy form must be received by Computershare no later than 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting.

Non-Registered Shareholders

We have distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless a non-registered shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or executive officer of the Corporation, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Information Circular, no informed person of the Corporation (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or has any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 31,436,398 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on April 16, 2014 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the outstanding Common Shares.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements for the year ended December 31, 2013, including the auditors’ report thereon, are available on SEDAR at www.sedar.com or on the Corporation’s website at www.sierrawireless.com.  Copies of such statements will also be available at the Meeting.

Appointment of Auditors

At the Meeting, shareholders will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the Audit Committee to determine their remuneration.  Proxyholders named in the accompanying form of proxy intend to vote for the re-appointment of KPMG LLP.  KPMG LLP has been the auditor of the Corporation since the fiscal year ended December 31, 1997.

For the fiscal years ended December 31, 2013 and 2012 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)	2013	2012
Audit fees	$1,264,149	$1,226,373
Tax fees	—	45,000
Audit-related fees	9,443	—

Audit fees for 2013 and 2012 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for such year.  Tax fees for 2012 were primarily for tax compliance and transfer pricing services. No tax fees were billed by our auditors in 2013. Audit-related fees for 2013 consisted of fees for attestation services. No audit-related fees were billed by our auditors in 2012.

Election of Directors

The restated articles of incorporation of the Corporation provide that our Board of Directors (the “Board”) shall consist of a minimum of one director and a maximum of nine directors.  The term of office of each of the present directors expires at the Meeting.  The Board presently consists of seven directors and it is intended that seven directors be elected for the ensuing year.

Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting.  If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she will tender his or her written resignation to the Chair of the Board.  The Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the Governance and Nominating Committee’s recommendation within 90 days and announce its decision by press release.  The policy does not apply in circumstances involving contested director elections.

The persons named below will be presented for election at the Meeting as management’s nominees for the Board, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the Governance and Nominating Committee.  The persons nominated are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

Set out below are the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and the number of Common Shares beneficially owned by each or over which each exercises control or direction, directly or indirectly, as at the date hereof.

JASON W. COHENOUR
Director since: October 2005
Age: 52
Blaine, Washington, U.S.A.

Mr. Jason Cohenour was appointed the Corporation’s President and Chief Executive Officer in October 2005.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	11/11	100%	Ikanos Communications, Inc. - NASDAQ
Securities Held
Common Shares	Options		Restricted Share Units ("RSUs")
293,488	217,939		243,554

GREGORY D. AASEN
Director since: December 1997
Age: 58
West Vancouver, British Columbia, Canada

Mr. Gregory Aasen is an independent outside director. He is a retired executive.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	10/11	91%	None
Human Resources Committee	11/11	100%
Securities Held
Common Shares	Options		Restricted Share Units ("RSUs")
34,870	29,321		12,935

ROBIN A. ABRAMS
Director since: February 2010
Age: 62
Los Altos, California, U.S.A.

Ms. Robin A. Abrams is an independent outside director. She is a retired executive.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	11/11	100%
HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)
Lattice Semiconductor - NASDAQ (Audit, Nominating and Corporate Governance Committees)
FactSet Research Systems Inc. - NASDAQ (Audit, Nominating and Governance Committees)

Audit Committee	9/9	100%
Securities Held
Common Shares	Options		Restricted Share Units ("RSUs")
2,297	14,511		11,448

PAUL G. CATAFORD
Director since: July 1998
Age: 50
Calgary, Alberta, Canada

Mr. Paul Cataford is an independent outside director.  He currently serves as the President and Chief Executive Officer of Zephyr Sleep Technologies, a developer and manufacturer of sleep-related medical devices, an office he has held since April 2010.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	11/11	100%	Hemisphere GPS, Inc. (formerly CSI Wireless Inc.) - Toronto Stock Exchange (“TSX”) (Audit and Governance and Nominating Committees)
Audit Committee	9/9	100%
Governance and Nominating Committee	14/14	100%
Securities Held
Common Shares	Options		Restricted Share Units ("RSUs")
9,568	13,300		12,935

CHARLES E. LEVINE
Director since: May 2003
Age: 61
Glen Ellen, California, U.S.A

Mr. Charles Levine is an independent outside director and is the Chairman of the Board. He is a retired executive.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	11/11	100%	None
Audit Committee	9/9	100%
Governance and Nominating Committee	14/14	100%
Human Resources Committee	10/11	91%
Securities Held
Common Shares	Options		Restricted Share Units ("RSUs")
35,958	29,321		10,436

THOMAS SIEBER
Director since: January 2014
Age: 52
Zurich, Switzerland

Mr. Thomas Sieber is an independent outside director and a member of the Audit Committee. He currently serves as the Chairman of the Board of Orange Switzerland, a position he has held since 2012. Mr. Sieber was the CEO of Orange Switzerland from 2009 to 2012. In addition, Mr. Sieber also currently serves as a member of the Board of Directors of the Swiss software company Garaio AG and the Danish wireless technology company, RTX A/S (NASDAQ OMX Copenhagen).

Mr. Sieber joined the Board in January 2014 and therefore did not attend any Board or committee meetings in 2013. As a new member of the Board, Mr. Sieber has not yet received any equity grants and does not currently hold any common shares.

KENT P. THEXTON
Director since: March 2005
Age: 51
West Vancouver, British Columbia, Canada

Mr. Kent Thexton is an independent outside director.  He currently serves as Managing Director of OMERS Ventures, the venture capital investment arm of the OMERS Pension Plan where he is responsible for leading investment activities in the North American market focusing on high-growth companies in the technology, media, and telecommunications sectors.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	11/11	100%	Redknee Inc. - TSX (Chairman; Compensation and Nomination Committees)
Human Resources Committee	11/11	100%
Securities Held
Common Shares	Options		Restricted Share Units ("RSUs")
13,914	22,823		12,935

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company, including the Corporation, that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)    while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, none of the nominees for election as a director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Re-approval of the Amended and Restated 1997 Stock Option Plan

Background

The shareholders and directors of the Corporation have previously approved the current Amended and Restated 1997 Stock Option Plan (the “1997 Plan”) under which directors, officers and employees of the Corporation may be granted options to acquire Common Shares. The Corporation adopted and the shareholders approved the 1997 Plan on February 14, 1997 and it was amended with shareholder approval on November 11, 1998, May 17, 1999, May 5, 2000, April 20, 2001, April 18, 2002, April 25, 2005, May 1, 2008 and May 17, 2011. The principal purpose of the 1997 Plan is to provide incentives to attract, retain and motivate high-calibre persons whose contributions are important to the success of the Corporation.

The material terms of the 1997 Plan are as follows:

•	the number of outstanding options under the 1997 Plan, as of April 16, 2014, is 1,509,748, representing 4.8% of the issued and outstanding Common Shares as of such date;

•
employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Company is permitted to grant options are eligible to participate in the 1997 Plan;

•
the 1997 Plan reserves for issuance the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares, (representing 1,633,892 Common Shares currently available for issue under the 1997 Plan without first obtaining shareholder approval);

•
the number of Common Shares: (i) issuable to insiders of the Corporation (together with any common shares which may be issuable pursuant to any other security based compensation arrangement of the Corporation) shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation (together with any common shares which may be issuable pursuant to any other security based compensation arrangement of the Corporation), within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to any one insider of the Corporation and such insider’s associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of options to outside directors shall not exceed $100,000 per year per outside director;

•
the exercise price for options under the 1997 Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the date of the grant of the options;

•
the options will become vested and exercisable as to 12/48ths of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th of the Common Shares at the end of each successive month thereafter;

•
options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee. Effective March 1, 1999, the expiration date cannot be more than 5 years from the date of grant. Prior to March 1, 1999, the expiration date could not be more than

10 years from the date of grant. If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•
if a participant’s employment is terminated the participant may exercise his or her options no later than: (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination and in any event, no later than the original expiration date;

•	options granted under the 1997 Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the 1997 Plan or any option granted under the 1997 Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the 1997 Plan, and changes regarding the vesting of options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)
any amendment to the maximum number of Common Shares specified in section 2.1 of the 1997 Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the 1997 Plan);

(ii)	any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the 1997 Plan;

(iii)	any amendment that would extend the term of any option granted under the 1997 Plan beyond the expiration date;

(iv)	any cancellation and re-issue of options;

(v)
any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)	any amendment which would permit options granted under the 1997 Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to section 6.1(c) of the 1997 Plan.

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

Re-Approval of Rolling Plan

The 1997 Plan is a “rolling” plan as described in section 613 of the TSX Company Manual, and as such, the Corporation must obtain shareholder approval of the unallocated entitlements under the 1997 Plan, every three years in accordance with TSX policies. At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider, and if deemed advisable, pass with or without variation, an ordinary resolution approving all unallocated options, rights and other entitlements under the 1997 plan.

No amendments to the 1997 Plan are proposed.

In the event that the resolution re-approving the “rolling” plan is not passed by the requisite number of votes cast at the Meeting, the Company will not have an operative stock option plan and therefore the Board will not be able to issue additional stock options until such time as another stock option plan is created and approved, and may consequently have difficulty attracting and retaining high calibre personnel. Options previously allocated under the 1997 Plan will continue unaffected by the disapproval of the resolution; however previously granted options will not be available for re-allocation if they are cancelled prior to exercise. A copy of the 1997 Plan is available to any shareholder upon request - in this regard see the instructions under the heading “Additional Information” on page 44.

Recommendation of the Board

The full text of the resolution to re-approve the rolling 1997 Plan is set out in Appendix A to this Information Circular (the “Plan Resolution”). The proposed Plan Resolution must be approved by a majority of not less than 50% of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the Plan Resolution. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the Plan Resolution.

The Corporation has unanimously concluded that the Plan Resolution is in the best interests of the Corporation and its shareholders and recommends that shareholders vote IN FAVOUR of the Plan Resolution.

Approval of the Amendment and Restatement of By-Law No. 1

At the Meeting, shareholders of the Corporation will be asked to consider and, if deemed advisable, confirm by ordinary resolution certain amendments to the Corporation’s Amended and Restated By-Law No. 1, as adopted and approved by the Board on April 16, 2014 (the “Amended By-Law”). The Board determined that the adoption of the Amended By-Law is in the best interests of the Corporation. The Amended By-Law updates Amended and Restated By-Law No. 1, dated March 20, 2003 (the “2003 By-Law”) and brings the Corporation’s by-laws into line with industry standards and best corporate governance practices. Reference is made to Appendix C for the complete text of the Amended By-Law, marked to show the amendments from the 2003 By-Law.

The three key amendments are summarized below:

1.	Quorum at Directors Meetings

The Board believes that the quorum requirement for Board meetings should be in line with current best corporate governance requirements.

Under the 2003 By-Law, a quorum for the transaction of business at any meeting of the Board was two directors. The Amended By-Law provides that the quorum for the transaction of business at any meeting of the Board is a majority of the directors.

2.	Quorum at Shareholders Meetings

The Board believes that the quorum requirement for meetings of the shareholders of the Corporation should be set at a level high enough to ensure that a broad range of shareholders are represented in person or by proxy, yet low enough to ensure that the Corporation can transact necessary business.

Under the 2003 By-Law, a quorum at any meeting of shareholders was two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder or representative for a shareholder so entitled. There was no minimum number of votes attaching to all shares entitled to vote at the meeting that had to be represented at the meeting. Under the Amended By-Law, a quorum is two persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder or representative for a shareholder so entitled, and holding or representing, in the aggregate, at least 25% of the votes attaching to all the shares of the Corporation entitled to be voted at the meeting.

3.	Advance Notice of Nomination of Directors

The Board believes that advance notice to the Corporation of nominations of individuals for election as directors of the Corporation (the “Advance Notice Provision”) will provide a clear and transparent process for all shareholders to follow if they intend to nominate directors. In that regard, the Advanced Notice Provision provides a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors. Nominating shareholders must also disclose information concerning the proposed nominees and the nature of the nominating shareholder(s)’ interest in the Corporation. The Board will then be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation. This by law amendment is also intended to facilitate an orderly and efficient meeting process.

The directors of the Corporation are committed to:

(a)	facilitating an orderly and efficient annual general or, where the need arises, special meeting, process;

(b)	ensuring that all shareholders receive:

(i)	adequate notice of the director nominations; and

(ii)
sufficient information in advance of the annual general or special meeting with respect to all director nominees and the ownership interests, including derivatives, hedged positions and other economic incentives and voting interests of the nominating shareholder in order to assess the qualifications of the proposed nominees for election to the Board and the nature of the nominating shareholder’s interest in the Corporation; and

(c)	allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The Advance Notice Provision provides that advance notice to the Corporation must be made in circumstances where nominations of individuals for election to the Board are made by shareholders of the Corporation, other than pursuant to: (a) a “proposal” made in accordance with Section 137 of the Canada Business Corporations Act (“CBCA”); or (b) a requisition of a meeting made pursuant to Section 143 of the CBCA; or (c) the direction of the Board.

The Advance Notice Provision fixes a deadline by which holders of record of shares must submit director nominations to the corporate secretary of the Corporation prior to any annual general or special meeting of shareholders of the Corporation and outlines the specific information that a nominating shareholder of the Corporation must include in the written notice to the corporate secretary of the Corporation for an effective nomination to occur. No person nominated by a shareholder of the Corporation will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advanced Notice Provision.

The full text of the resolution to approve the Amended Plan is set out in Appendix B to this Information Circular (the “By-Law Resolution”). The proposed By-Law Resolution must be approved by a majority of not less than 50% of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the By-Law Resolution. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the By-Law Resolution.

The Corporation has unanimously concluded that the By-Law Resolution is in the best interests of the Corporation and its shareholders and recommends that shareholders vote IN FAVOUR of the By-Law Resolution.

CORPORATE GOVERNANCE DISCLOSURE

Introduction

We are committed to corporate governance practices that enhance the interest of our shareholders, employees, customers, suppliers and other stakeholders.  Our corporate governance practices provide a solid basis on which we oversee and conduct the operations of our business.  Some of these practices include:

(a) separating the roles of the President and Chief Executive Officer and Chair of the Board of Directors;

(b)  conducting in-camera sessions at regularly scheduled meetings of the Board and its committees where Board and committee members meet separately without management present;

(c)   having both the external auditor and the Company’s senior risk management executive report to the Audit Committee; and

(d)  conducting in-camera sessions at each quarterly Audit Committee meeting where committee members meet separately with the external auditor and the senior risk management executive without management present.

At least annually, the Governance and Nominating Committee assesses emerging governance best practices and where appropriate, governance practices are enhanced.

This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board Committees.  Our 2013 Annual Information Form provides more information about governance and it, along with the mandates of the Board and the three standing committees of the Board, are filed on SEDAR at www.sedar.com and are also available in the Investor Information section of our website at www.sierrawireless.com.

The Corporation is listed on the TSX and NASDAQ.  As of the date of this Information Circular, the Board believes that the Corporation is in full compliance with all Canadian and US corporate governance regulations, rules and standards that apply to us.  Pursuant to exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.

Our corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, and National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Board of Directors

The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct .

The Board presently consists of seven directors.  Current information about each of the seven nominee directors can be found on pages 6 to 8 of this Information Circular.

Independence

Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  The Board has determined that, of our seven current directors, six directors, or 86%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.

Independent Chair

We believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board enhances the Board’s independence.  For this reason, our Board is led by a non-executive, independent director, Charles Levine, who has been the Chair of the Board since 2007. The Chair of the Board is responsible for the overall leadership and management of the Board.  According to the position description, the key responsibilities of the Chair of the Board include:

•	Providing leadership to enhance Board effectiveness

•	Managing the activities of the Board and ensuring coordination among committees of the Board

•	Ensuring that the respective roles of the Board and management are well delineated

•	Acting as a liaison between the Board and management

•	Ensuring that the Board has the information it needs to be effective

•	Ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation

•	Representing the Corporation on particular matters identified by the Board or management with stakeholders

•	Leading by example and setting a high standard of integrity

Refer to the tables under “Business of the Meeting — Election of Directors” for information related to director attendance at meetings of the Board and the three standing committees.

It is the practice of the Board for the independent directors to meet without management at many of the regularly scheduled Board and Committee meetings.  For the year ending December 31, 2013, seven of the eleven Board meetings included time on the agenda for an in-camera meeting of only the independent directors.  During these sessions, the independent directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by Management.  As Chair of the Board, Mr. Levine communicates with management regarding the discussions of the independent directors where appropriate.

Role of the Board

Board Mandate

The roles and responsibilities of the Board are set out in the Board Mandate, the full text of which is posted in the Investor Information section of our website at www.sierrawireless.com.

The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.

Strategic Planning

Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2013, the Board held two meetings to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.

Risk Management

The Board is responsible for overseeing risk and the risk management process including:

•	ensuring that our principal risks are identified and that appropriate measures are in place to manage those risks;

•	monitoring our risk management process; and

•	seeking assurance that our internal control and management information systems are effective.

The Board has delegated specific risk management responsibilities to the Audit Committee.  The Director of Risk Management reports directly to the Chair of the Audit Committee.  During 2013, the Audit Committee received regular reports from the Director of Risk Management at which time risk management activities were discussed including observations and assessments of the Corporation’s systems of governance, risk management and compliance.

We use an enterprise risk management process to effectively identify, assess, prioritize and manage risk, and to provide comprehensive reporting to the Audit Committee and the Board.  Our enterprise risk management framework is a broadly focused systematic approach to assessing, analyzing, evaluating, reporting and monitoring significant risks facing the Corporation.

Our enterprise risk management process includes a risk management committee which is chaired by the Director of Risk Management and is comprised of members of the senior management team.  The risk management committee oversees key processes related to the identification, prioritization and mitigation of key risks where applicable.

Internal Controls

The Board and Audit Committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2013, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2013.

During 2013, the Director of Risk Management provided reports, on three occasions, to the Audit Committee on management’s internal control compliance activities.

Succession

The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO.  During 2013, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the Corporation’s senior executives.  The assessment included an analysis of the extent to which potential successors were identified within the organization.  It also included a review of the developmental areas where training or experience will be sought for individuals to promote the successful advancement of high performing employees when the need arises.

Position Descriptions

The Board has adopted and approved written position descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:

•Position Description — Chair, Governance and Nominating Committee;
•Position Description — Chair, Audit Committee;
•Position Description — Chair, Human Resources Committee.

Each committee chair position description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.

The full text of the position descriptions for the Chair of the Board and for the chair of each of the above three standing committees are posted on the Corporation’s website at http://www.sierrawireless.com.

Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities include setting the vision for the Corporation, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision.

The Board and the CEO have developed, and the Board has approved, a position description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•	Developing, implementing and assessing the effectiveness of corporate strategy and business plans.

•	Providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans.

•	Representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others.

•	Recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors.

•	Establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

•	Promoting programs that deliver shareholder value in excess of that of our peers.

Orientation and Continuing Education

The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs, solicits input from the Board and ensures that each new director fully understands the role of the Board, the Board committees, his or her responsibilities and liabilities associated with being a director of the

Corporation and a member of a committee and the nature and operation of the Corporation's business.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with key information about the Corporation along with other information designed to help directors familiarize themselves with our business, our organization, our policies and our operations.

Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current.  To enable this objective management makes regular presentations to the Board on the key and emerging areas of our business such as market, customer, competitor and technology developments.  In addition, Directors hold meetings from time to time in alternative locations where we have operations where they can review our activities first-hand.  In addition to these scheduled events, our Directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience.  Directors are encouraged to attend professional development courses and seminars in order to enhance their skills as directors, at the Corporation’s expense.

During 2013, Board members shared reading materials on a variety of subject matters that one or more directors or management thought might be of relevance to other directors including governance best practices, developments in securities law and matters specific to our business.

Also during 2013, directors interacted with management on multiple occasions where they were presented updates on strategy implementation, risk evaluation, new technology, product demonstrations and strategic opportunities.

Ethical Business Conduct

A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations.

Code of Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including:

•Procedures for Reporting Concerns to the Audit Committee,
•Insider Trading Policy,
•Disclosure Policy,
•Privacy Policy,
•Information Security Policy,
•Harassment Prevention Policy, and
•Confidentiality and Conflict of Interest Agreements executed by each employee.

Each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement and Confidentiality Agreement and acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions held at our main business locations.

The Code includes our expectations of conduct in the following areas:

•Complying with the law and conducting business with integrity;
•Avoiding conflicts of interest;
•Use of corporate property including electronic devices;
•Confidentiality; and
•Accuracy of records and report.

The full text of the Code is filed on SEDAR at www.sedar.com and is posted on our website at www.sierrawireless.com.

Code compliance and monitoring

The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code was approved by the Board in February 2014.  The Board has delegated oversight of compliance with the Code to the Audit Committee.

In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides individuals with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

For the financial year ended December 31, 2013, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.

Disclosure Policy

We are committed to communicating openly and in a timely manner with shareholders, employees and the public.  Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:

•	Reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•	Ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•
Evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis ;

•	Reviewing and updating the disclosure policy, if necessary, and reporting to the Governance and Nominating Committee.

Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one telephone calls.

Compensation

In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing committees.

Refer to the section entitled “Compensation Discussion and Analysis - Director Compensation” of this Information Circular for additional information on compensation received by members of the Board of Directors in 2013.

Committees of the Board

The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:

•Governance and Nominating Committee
•Human Resources Committee
•Audit Committee

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of two directors: Messrs. Cataford (who serves as Chair of the Committee) and Levine, both of whom are independent directors as defined in NI 52-110.

In consultation with the Chairman of the Board, the Governance and Nominating Committee annually reviews the credentials and competencies of members of the Board in relation to the key skills required to meet the Board’s governance and strategic mandate.   In addition, the Committee performs an annual performance assessment of each individual director, along with the performance of the Board in aggregate.

Should the Board determine that the Corporation would benefit from added expertise or capacity, it will expand its membership.  Identification, evaluation and recommendation of Board candidates is the responsibility of the Governance and Nominating Committee.   In identifying new candidates for nomination to the Board, the Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies and skills of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience and the ability to make the appropriate time commitment.

The Board is cognizant of its requirement to operate in an efficient manner.  To that end, as appropriate it will seek to modify the size of the Board to ensure that it has the right number of members required to meet its existing mandate and provide adequate succession capacity.

In 2012, the size of the Board was decreased from eight members to six members when two members chose not to seek re-election.  In 2013, the Board, after giving consideration to the skillset and experience of the remaining Board members, and the current business environment and strategic objectives of the Corporation, determined that it would be appropriate to increase its number.  A search process overseen by the Governance and Nominating Committee and conducted by an international executive search firm resulted in the identification of a number of qualified candidates using a position description approved by the Board that incorporates the criteria outlined in a skills matrix for prospective Board members. At the conclusion of the process Mr. Thomas Sieber was selected as the most suitable candidate and was appointed as a member of the Board of Directors effective January 1, 2014.

During 2013, the Committee, among other things, completed the following activities:

•	Reviewed the Committee’s mandate;

•	Reviewed and the position descriptions of the Board Chair and standing committee Chairs;

•	Provided oversight for the process to select a new member of the Board of Directors and the orientation process for the new Board member;

•	Conducted interviews with candidates for the Board of Directors;

•	Administered the annual evaluation of the Board, standing committees and directors;

•	Reviewed the Corporation’s Code of Conduct and other significant corporate policies including the Disclosure Policy and the Insider Trading Policy and recommended changes where appropriate; and

•	Met with Canadian and United States counsel to discuss regulatory compliance, trends and best practices in corporate governance.

The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at www.sierrawireless.com.

Human Resources Committee

The Human Resources Committee is comprised of three directors: Messrs. Thexton (Chair of the Committee), Aasen and Levine, all of whom are independent directors as defined in NI 52-110.

The Committee is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except the CEO, whose compensation is approved by the Board.  In addition, the Committee is also responsible for certain aspects of the compensation programs for non-executive employees such as stock based compensation.  The Human Resources Committee also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place plans to maintain strong management into the future.

The Mandate of the Human Resources Committee prohibits a director from serving as a member of the Committee if that director has been in the past three years, or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the Human Resources Committee requires that a non-management executive session be held at each regularly scheduled meeting.

Current members of the Committee are well versed in contemporary executive compensation programs and issues.  All three members have extensive experience in executive compensation matters, including involvement in compensation matters of other public companies.   This experience allows the Committee to

understand current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.

During 2013, the Committee, among other things, completed the following activities:

•	Reviewed the CEO’s position description and senior executive organization structure;

•	Reviewed the development plans of senior management;

•	Engaged compensation consultants and provided oversight of the process to review executive and board of directors compensation

•	Analyzed the results of the compensation studies and determined remuneration for directors and executives;

•	Reviewed and recommended for approval to the Board, CEO compensation;

•	Determined the quarterly and annual bonus plans for executives; and

•	Determined stock based compensation grants and oversaw the administration of the stock-based compensation program.

The specific responsibilities, powers and operation of the Human Resources Committee are set out in its mandate, a copy of which can be found on the Corporation’s website at www.sierrawireless.com.

Audit Committee

The Audit Committee is comprised of four directors: Ms. Abrams (who serves as Chair of the Committee), and Messrs. Levine, Cataford and Sieber (who joined the Committee in January 2014), all of whom are independent directors as defined in NI 52-110.  The Mandate of the Audit Committee describes the key functions of the Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies.

During 2013, the Committee, among other things, completed the following activities:

•	Reviewed the Committee’s mandate and recommended several updates for approval by the Board;

•	Assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness;

•	Completed quarterly in-camera meetings with the external auditors without management being present;

•	Reviewed performance, independence, internal controls, partner rotation and fees of the external auditors;

•	Approved quarterly financial disclosure including financial statements, MD&A, and guidance;

•	Reviewed and recommended for approval to the Board, annual financial disclosure including financial statements and MD&A;

•	Reviewed reports from external auditors and regulators;

•	Reviewed the adequacy of the Corporation’s internal controls and disclosure procedures along with management’s activities undertaken to assess internal controls and disclosure controls;

•	Reviewed the activities and adequacy of the Corporation’s risk management program;

•	Reviewed periodically, specific topics relevant to financial reporting, taxation, internal control and risk management;

•	Determined and approved remuneration of the Corporation’s external auditors; and

•	Completed in-camera meetings with the Corporation’s senior risk management executive without management being present.

Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s Annual Information Form for the financial year ended December 31, 2013  (the “AIF”) under the heading “AUDIT COMMITTEE”.  The AIF is available on SEDAR at www.sedar.com.

Other Committees

The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  From time to time the Board creates special committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities.  In the recent past, such special committees have been struck for such matters as the preliminary review of strategic opportunities and evaluation of certain risk areas.  Special committees are comprised of directors based on their personal and professional experience to address the task at hand.

Assessments

The Governance and Nominating Committee evaluates the effectiveness and contribution of the Board, committees of the Board, individual directors, the Chair of the Board and chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and management.  The questionnaire covers a variety of issues including the composition of the Board, the effectiveness of the Board and its committees and the quality of the Board’s relationship with management.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The Governance and Nominating Committee presents a summary of the findings of both questionnaires to the Board and recommends any changes to enhance the performance of the Board.  In addition, each director is privately interviewed by the Chairman to independently review and discuss the director’s opinions as to composition and effectiveness of the Board.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines an NEO as:

(a)	the chief executive officer (“CEO”) of the Corporation;

(b)	the chief financial officer (“CFO”) of the Corporation; and

(c)
the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year.

The Corporation’s NEOs for the fiscal year ended December 31, 2013 were:

1.	Jason W. Cohenour, President and Chief Executive Officer;

2.	David G. McLennan, Chief Financial Officer;

3.	A. Daniel Schieler, Senior Vice-President and General Manager, OEM Solutions;

4.	Jason L. Krause, Senior Vice-President, Corporate Development and Marketing; and

5.	Philippe Guillemette, Chief Technology Officer.

Responsibility for Executive Compensation Programs

The Human Resources Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the Corporation’s NEO annual base salary (with the exception of the CEO) as well as short-term and long-term incentive compensation programs.

The Committee is comprised of three independent directors: Messrs. Thexton, Aasen and Levine. All three members of the Committee have extensive compensation governance experience.  Mr. Thexton currently sits on the compensation committee of another public company.

The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, and are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s shareholders.  The Human Resources Committee annually undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the Human Resources Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the Human Resources Committee on the amount and structure of NEO compensation arrangements. The Committee considers the consultants’ recommendations in its executive compensation determinations.

Compensation for the Chief Executive Officer is recommended to the Board of Directors by the Human Resources Committee.  The Committee’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.

Compensation levels for the other NEOs, and other executives of the Corporation, are recommended to the Human Resources Committee by the Chief Executive Officer.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the Human Resources Committee.  Non-executive compensation is generally determined by managers of the Corporation.

Administration of stock option and restricted share unit (“RSU”) awards is the responsibility of the Human Resources Committee and is governed by the Corporation’s Procedures for Granting Equity Awards, which has been approved by the Board of Directors.

Our performance based compensation is based on a mixture of management objectives, as well as financial metrics, whose achievement is subject to the internal control framework of the Corporation such as our Sarbanes-Oxley compliance program.

The Human Resources Committee has given consideration to certain risks inherent in the design of compensation programs in general, and the executive programs of the Corporation specifically.  The Committee acknowledges its oversight role in the design of compensation programs.  Incentive programs, in the absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce risk:

•
The Board can use its discretion in unusual circumstances to modify performance based compensation in the event that circumstances are such that the performance of the executive does not adequately reflect the pre-defined objectives of the program;

•
The objectives upon which the performance based compensation is based are directly tied to the Board approved strategy and business plan for the Corporation.  The objectives are a mix of shorter term objectives (such as the achievement of revenue and operating income targets) and longer term objectives (such as the achievement of new product launches and design wins);

•	There is frequent oversight of the program. Performance relative to the financial metrics and the non-financial objectives are reviewed and approved quarterly by the Human Resources Committee;

•	The compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries;

•	The compensation program contains maximum limits, beyond which, awards cannot be achieved;

The Board does not intend to modify the methodology used to establish the NEO compensation levels for the ensuing year other than normal course updates of financial and non-financial targets.

The Corporation does not impose any restrictions on NEOs or directors purchasing derivative financial instruments including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Objectives

Our executive compensation program is designed to compensate executives in a fashion that promotes outstanding performance.  The achievement of our compensation objectives is consistent with compensation practices in the marketplace in which we compete for talent, and does so in a way that does not promote undue risk-taking.

It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  A significant portion of our NEOs' total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.  In 2013, these performance goals, and resulting compensation awards, were largely focused on our key business drivers.

Our objectives regarding compensation are to:

•	Attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•
Motivate short and long-term executive performance with cash incentives tied to the achievement of quarterly and annual goals set in the board approved business plan.  In 2013, these goals included growing revenue, improving profitability and executing on key initiatives such as reducing product cost, developing and launching new products, and securing new design wins; and

•
Align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking

Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  On an aggregate compensation basis, we view the 50th percentile of our peer group as a baseline when setting executive compensation.

The Human Resources Committee regularly performs a formal market review utilizing independent compensation advisors.  In 2013, the Committee engaged Longnecker & Associates (“Longnecker”) to assist in setting executive compensation targets for 2013. Specifically, Longnecker conducted an independent third party executive compensation review and provided analyses, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives.  Longnecker’s objectives were to:

•
Review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;

•
Assess the competitiveness of the Corporation’s executive compensation, as compared to a peer group of publically traded companies defined by the Human Resources Committee, and to published survey data from companies with projected revenue levels similar to the Corporation;

•	Assess the level of beneficial ownership in the Corporation by executives; and

•	Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Longnecker, the Human Resources Committee established the following list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Adtran Inc.	Mitel Networks Corp.
Aviat networks	Netgear, Inc.
CalAmp Corp.	Novatel Wireless Inc.
Comtech Telecommunications	Plantronics Inc.
Digi International, Inc.	Powerwave Technologies Inc.
Intermec Inc.	Viasat Inc.

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless.  Each member of the Peer Group has one or more similarities to the Corporation including:

•
Nature of ownership: we believe that there are differences in the management of publicly traded companies and private companies.  Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought primarily publicly traded companies.

•
Business: we compete for executive talent in many marketplaces, but most often in the global wireless technology, software development and technology space, so we sought companies with operations in these businesses.

•	Size: we believe that there is often a relationship between the size of a company, and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.

Longnecker procured relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources.  Based on a combination of the Peer

Group analysis and survey sources, Longnecker provided general recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.

For the fiscal years ended December 31, 2013 and 2012 the Corporation incurred the following fees payable to Longnecker:

(in United States dollars)	2013	2012
Executive Compensation- Related fees	$37,000	$41,000
All Other fees	Nil	Nil

Elements of Executive Compensation

Our policy is to compensate our executives for performance using a mix of base salary, cash incentives, equity-based long term incentives and other indirect compensation.

Compensation Mix

Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  For 2013, the actual mix of base salary, cash incentive and equity-based long term incentives for our NEOs is as follows:

	Annual Base Salary	Cash Incentive	Total Cash Compensation	Long Term Incentives	Total Direct Compensation
Jason W. Cohenour	17%	10%	27%	73%	100%
David G. McLennan	19%	9%	28%	72%	100%
A. Daniel Schieler	23%	12%	35%	65%	100%
Jason L. Krause	23%	7%	30%	70%	100%
Philippe Guillemette	34%	19%	53%	47%	100%

Annual Base Salary

Longnecker obtained compensation data for salaries of comparable executive positions from published survey data and the Peer Group to determine the 25th, 50th and 75th percentile as benchmarks.

In 2013 the NEO's received base salary increases of between 3% and 5% to remain competitive with the peer group 50th percentile. These increases resulted in salaries for this group being slightly below the 50th percentile.

Quarterly and Annual Cash Incentives

Quarterly and annual cash incentives are an integral component of compensation that directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the board approved business plan. For NEOs, 75% of the total cash incentive is based on quarterly performance and 25% is based on annual performance.

Based on the executive compensation data provided by Longnecker, the Human Resources Committee established each executive's target cash incentive for 2013. For each NEO, the target cash incentive was below the 50th percentile of the target cash incentive of the peer group.  The Human Resources Committee met at the end of each quarter to assess performance and to approve the executive cash incentives based on the achievement of assigned goals.

For Messrs. Cohenour, Krause, McLennan and Guillemette (the “Corporate NEOs”), the quarterly cash incentive is based on the achievement of two financial metrics and one corporate objectives attainment metric.  Each of these metrics is equally weighted.

•
The first financial metric is the achievement of consolidated revenue, in accordance with US GAAP, relative to the revenue derived from the Corporation’s consolidated  financial plan (the “Plan”) approved by the Board prior to the beginning of the year.

•
The second financial metric is the achievement of consolidated non-GAAP earnings from operations (“EOP”) relative to the consolidated Non-GAAP EOP derived from the Corporation’s Plan approved by the Board prior to the beginning of the year.  Non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in the “Non-GAAP Financial Measures” section of the Corporation’s Management’s Discussion and Analysis for its most recently completed financial year available on SEDAR at www.sedar.com and on our website at www.sierrawireless.com.

•
The corporate objectives attainment metric is the achievement of a group of specific targets such as product cost reduction targets, product development & launch milestones, new design wins and execution on specific corporate initiatives.

As a result of the divestiture of the AirCard assets, Mr. Schieler's role evolved during the year. For the first three quarters his cash incentive was the same as the Corporate NEOs. On August 2nd 2013, Mr. Schieler was appointed head of the OEM Solutions business unit (the “Business Unit NEO”), accordingly his quarterly cash incentive for the fourth quarter was based on the achievement of two financial metrics related to his business unit and one corporate objectives attainment metric.

•
The first financial metric is the achievement of business unit revenue, in accordance with US GAAP, in comparison to the business unit revenue derived from the Corporation’s annual financial plan (the “Plan”) approved by the Board prior to the beginning of the year.  For Mr. Schieler, this metric had a 40% weight;

•
The second financial metric is the achievement of business unit non-GAAP Contribution Margin (“CM”) in comparison to the business unit Non-GAAP CM derived from the Corporation’s annual Plan approved by the Board prior to the beginning of the year.  For Mr. Schieler, this metric had a 40% weight; and

•
The corporate objectives attainment metric is the achievement of a group of specific targets such as product cost reduction targets, product development and launch milestones, new design wins and execution on specific corporate initiatives.  These targets are the same as those for the Corporate NEOs.  For Mr. Schieler, this metric had a 20% weight.

At the end of each quarter, the actual quarterly cash incentive for Messrs. Cohenour, Krause, McLennan and Guillemette is calculated by multiplying the quarterly cash incentive percentage attainment by the individual NEOs target quarterly cash incentive.  The calculation of the quarterly cash incentive percentage attainment is as follows:

Corporate NEO Quarterly Cash Incentive % Attainment		Revenue Component Weighting: 1/3		Non-GAAP EOP Component Weighting: 1/3		MBO Component Weighting: 1/3

	=		+		+
		Actual Revenue		Actual Non-GAAP EOP		Each MBO is multiplied by a weighting factor, then is summed
		Plan Revenue		Plan Non-GAAP EOP

		% Component per Accelerator / Decelerator table ranging from 15% at 75% attainment to 185% at 125% or greater attainment. Component is zero if attainment is less than 75%		If actual Non-GAAP EOP is less than or equal to $0: Component is 0. Component capped at 200%		Max overall: 150%

During 2013, the quarterly cash incentive percentage attainment ranged from 63% to 100% for Messrs. Cohenour, Krause, McLennan and Guillemette.

For the first three quarters during which Mr. Schieler's cash incentive was governed by the Corporate NEO metrics, his percentage attainment ranged from 63% to 100%.

The calculation of the fourth quarter cash incentive percentage attainment for Mr. Schieler is as follows:

Business Unit NEO Quarterly Cash Incentive % Attainment		Revenue Component Weighting: 40% OEM BU		CM Component Weighting: 40% OEM BU		MBO Component Weighting: 20%

	=		+		+
		Actual Revenue		Actual CM		Each MBO is multiplied by a weighting factor, then is summed
		Plan Revenue		Plan CM

		% Component per Accelerator / Decelerator table ranging from 15% at 75% attainment to 185% at 125% or greater attainment. Component is zero if attainment is less than 75%		If actual CM attainment is less than 60% compared to plan, or corporate Non-GAAP EOP is less than or equal to $0: Component is 0. Component capped at 200%		Max overall: 150%

The fourth quarter cash incentive percentage attainment for Mr. Schieler was 88%.

For all the NEOs the annual cash incentive, representing 25% of the total target cash incentive for the year is based on two equally weighted components:  (i) consolidated annual revenue performance relative to Plan, and (ii) consolidated annual non-GAAP EOP performance relative to Plan.  The Corporate NEO annual cash incentive percentage attainment is calculated as follows:

NEO Annual Cash Incentive % Attainment		Revenue Component Weighting: 1/2		Non-GAAP EOP Component Weighting: 1/2

	=		+
		Actual Revenue		Actual Non-GAAP EOP
		Plan Revenue		Plan Non-GAAP EOP

		% Component per Accelerator / Decelerator table ranging from 15% at 75% attainment to 185% at 125% or greater attainment. Component is zero if attainment is less than 75%		If actual Non-GAAP EOP is less than or equal to $0, component is 0. Component capped at 200%

The annual cash incentive percentage for 2013 was 85%.

Equity-Based Long-Term Incentives (“LTIs”)

Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI awards are based on the level of the position and overall market competitiveness. In addition, from time-to-time LTIs are also granted to recognize performance on specific initiatives.

For 2013, Longnecker used published survey and Peer Group proxy data as a benchmark to determine the 25th, 50th and 75th percentile estimated value of LTI awards for comparable executive positions.  Based on this data, the Human Resources Committee generally established the target value of LTI awards for 2013 at between the 50th and 75th percentile level of the benchmark, taking into consideration target total compensation levels.  For the annual LTI awards, the Corporation’s NEOs received the same target dollar LTI grants in 2013 that were awarded in 2012. In addition Messrs. Cohenour, Krause, McLennan and Schieler received an LTI grant in May 2013 in recognition of completing the sale of the AirCard assets.

Annual LTI awards are comprised of a mix of stock options and RSUs.  The mix of RSUs and stock options is determined by the Human Resources Committee, taking into consideration, among other things, the number of stock options available for granting, dilution and cash utilization.  Once the mix has been determined, the Corporation uses a trailing six month average share price and trailing six month average fair value (using the Black-Scholes option pricing model), to calculate the number of RSUs and stock options to issue to each executive based on their approved LTI dollar targets.  Once the number of RSUs and stock options are determined, the fair market value of the RSUs and the exercise price of the stock options are set at the market closing price on the day the options and RSUs are issued.

The 2013 annual LTI awards were issued 70% (75% in 2012) in the form of RSUs and 30% (25% in 2012) in the form of stock options.  Annual executive LTI awards are granted every year in February, after we publicly disclose our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will issue the grants after the trading blackout period has ended. An additional grant was made in May 2013 in the form of 100% RSUs to Messrs. Cohenour, Krause, McLennan and Schieler in recognition of completing the sale of the AirCard assets.

The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.

Stock Option Plan

The material terms of the Stock Option Plan are as follows:

•	the number of outstanding options under the Stock Option Plan, as of April 16, 2014, is 1,509,748, representing 4.8% of the issued and outstanding Common Shares as of such date;

•
employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;

•	the Stock Option Plan reserves for issuance, the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares;

•
the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;

•
the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;

•
the options will become vested and exercisable as to 12/48th of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th  of the Common Shares at the end of each successive month thereafter;

•
options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  The expiration date cannot be more than 5 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•
if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•	options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)
any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);

(ii)	any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;

(iii)	any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)	any cancellation and re-issue of options;

(v)
any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)	any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to section 6.1(c) of the Stock Option Plan.

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In addition to the foregoing:

•	Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•	Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•
The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.

•
The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is the second business day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become the second business day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plans

We maintain two RSU plans: a market-based RSU plan, obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU”), obligations from which are ultimately settled by the issuance of shares from treasury.

The material terms of the Treasury RSU are as follows:

•
employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU;

•	the Treasury RSU reserves a maximum of 1,000,000 Common Shares for issuance in connection with vested share units, representing 3.2% of the issued and outstanding Common Shares as of April 16, 2014;

•
the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with any shares issued pursuant to any other security based compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation (together with any shares issued pursuant to any other security based compensation arrangements of the Corporation), shall not exceed 1% of the issued and outstanding Common Shares and the award value of all awards of share units (together with the award value of all other rights granted under any other security based compensation arrangements of the Corporation) to outside directors shall not exceed $100,000 per year per outside director;

•
on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•	restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;

•	vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash. Each vested share unit is entitled to one Common Share or cash in lieu;

•
if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be cancelled.  If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•	restricted share units granted under the Treasury RSU are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU, any provisions thereof or any restricted share unit granted under the Treasury RSU, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU,

(c)	to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)	to change the termination provisions of restricted share units or the Treasury RSU which does not entail an extension beyond the original expiry date of the restricted share units;
provided, however that:

(e)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)	the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU):

(i)	to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)	to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)	to extend the expiry date of any outstanding awards;

(iv)	to extend the maximum permitted expiry date under the Treasury RSU beyond five years;

(v)	to cancel and re-issue any awards;

(vi)	to permit share units granted under the Treasury RSU to be transferable or assignable other than for normal estate settlement purposes;

(vii)
to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)	any amendment to Section 12.1(g).

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In the case of the market-based RSU plan, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

With respect to both the Treasury RSU and the market-based RSU plan:

•	On each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each restricted stock unit.

•
The number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval.

•
On the effective date of each RSU approved for issuance (being the second business day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.

Retirement Benefits

U.S. 401(k)

The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

Canada Registered Retirement Savings Plan

The Canadian Registered Retirement Saving Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

France

In addition to the mandatory legal requirements, Sierra Wireless SA contributes to a defined contribution pension plan for personnel in France. This plan is based on a supplementary and tax assisted contribution of 4% of earnings, which is shared 60% by the Corporation and 40% by the employee.

Minimum Share Ownership Guidelines

In 2007, minimum share ownership guidelines were established for executives.  Each of these individuals is expected to own a minimum number of the Common Shares that is equal to the lesser of:

•
An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other executive, divided by the fair market value of the Common Shares; or

•	48,000 Common Shares for the President and Chief Executive Officer and 12,000 Common Shares for each other executive.

Existing executives are expected to achieve the share ownership levels within five (5) years from the effective date of May 2, 2007.  Going forward, new executives will have five (5) years from the date of their first appointment to comply with the guidelines.

 As of December 31, 2013 Messrs. Cohenour, Krause and McLennan were in compliance with the guidelines. Mr. Schieler's holdings were below the minimum threshold as of December 31, 2013. However, as of March 1, 2014, Mr. Schieler is in compliance with the guidelines. Mr. Guillemette has five years from the date of his first appointment in 2009 to comply with the guidelines.

Failure to meet or maintain these ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.

These guidelines are administered by the Governance and Nominating Committee of the Board.  This committee has the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.

In 2007, minimum share ownership guidelines were established for the members of the Board.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three (3) times the annual board retainer.  Equity ownership consists of a combination of Common Shares and RSUs, using the higher of cost or market.  The annual board retainer does not include meeting fees, committee fees, RSU or stock option awards.

Existing Board members are generally expected to achieve the share ownership levels within three (3) years from September 6, 2007, the Effective Date of the guideline and in the case of new Board members within  three (3) years from their first appointment,  As of December 31, 2013, all of the Board members, except for Ms. Abrams, have achieved the ownership thresholds.  Ms. Abrams joined the Board in February 2010 and will be required to comply with minimum share ownership guidelines over a reasonable period as defined by the Board.

SHARE PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative shareholder return on a Cdn $100 investment in its Common Shares (made December 31, 2008) to the cumulative return of a comparable investment on the S&P/TSX Composite Index.

	Dec 2008 $	Dec 2009 $	Dec 2010 $	Dec 2011 $	Dec 2012 $	Dec 2013 $
Sierra Wireless, Inc.	100.00	158.13	210.18	101.13	112.02	363.37
S&P/TSX Composite Index	100.00	130.69	149.57	133.02	138.34	151.56
*Assumes re-investment of dividends.

As at December 31, 2013, the share price of the Corporation was approximately 324% of its price one year earlier.  This compares to the value of our comparative index, the S&P/TSX Composite Index which at December 31, 2013, was approximately 110% of its value one year earlier.

EXECUTIVE COMPENSATION

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

SUMMARY COMPENSATION TABLE (1)

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share - based Awards(2) ($)	Option - based Awards(3) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(4) ($)	Total Compensation ($)
Jason W. Cohenour Chief Executive Officer	2013	602,408	2,131,289	513,461	378,573	—	Nil	Nil	3,625,731
	2012	574,019	1,092,015	356,418	322,135	—	Nil	Nil	2,344,587
	2011	575,878	783,362	522,815	128,514	—	Nil	Nil	2,010,569
David G. McLennan Chief Financial Officer	2013	325,360	1,042,673	226,742	155,626	—	Nil	Nil	1,750,401
	2012	319,358	495,125	156,931	126,200	—	Nil	Nil	1,097,614
	2011	315,790	349,186	227,531	49,966	—	Nil	Nil	942,473
A. Daniel Schieler Senior Vice President and General Manager, OEM Solutions	2013	272,767	655,690	106,566	136,223	—	Nil	58,007	1,229,253
	2012	265,000	226,640	73,974	157,196	—	Nil	88,885	811,695
	2011	265,000	162,377	108,507	47,383	—	Nil	118,566	701,833
Jason L. Krause, Senior Vice President, Corporate Development and Marketing	2013	219,936	559,060	94,474	67,998	—	Nil	Nil	941,468
	2012	219,978	185,674	58,849	66,507	—	Nil	Nil	531,008
	2011	193,791	116,399	75,845	21,075	—	Nil	Nil	407,110
Philippe Guillemette Chief Technology Officer	2013	245,874	243,731	96,877	142,927	—	Nil	72,892	802,301
	2012	236,354	206,039	64,779	144,474	—	Nil	98,485	750,131
	2011	291,295	147,616	92,530	61,686	—	Nil	79,557	672,684
Notes:

(1)
All dollar amounts in the Summary Compensation Table and footnotes are reflected in U.S. dollars.  As a result, compensation levels, in U.S. dollar equivalent, may change despite there being no changes in salary levels in the NEO’s payment currency.   The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2013 — 0.9713; 2012 — 1.000; 2011 — 1.011.

(2)
Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted. In addition to the annual RSU grant in 2013, Messrs. Cohenour, Krause, McLennan and Schieler received an additional RSU grant in May following completion of the sale of the AirCard assets.

(3)
Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  Under this method, the weighted average fair value of stock options granted to the NEOs in 2013 was $4.50; 2012 — $3.43; 2011 — $5.25 using the following assumptions:

	2013	2012	2011
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	50%	57%	60%
Risk-free interest rate	0.89%	0.85%	2.07%
Expected life of options (in years)	4.0	4.0	4.0

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

(4)
All other compensation includes automobile allowances, housing allowances, living allowances, travel allowances, vacation payouts, contributions to retirement savings plans, tax preparation services and “gross ups” related to payment of taxes. Mr. Guillemette's other compensation includes a housing allowance of $68,764 (2012 - $76,752; 2011 - $68,685). Mr. Schieler’s other compensation includes cost of living allowance of $35,000 (2012 - $75,000; 2011 - $100,000).

Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets forth information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2013.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Share Unit Plans, refer to the “Compensation Discussion and Analysis” section of this Information Circular.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) ($)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US$)	Market or Payout Value of Share- based Awards Not Paid out or Distributed
Jason W. Cohenour	6,406	US$	8.71	February 16, 2015	$2,906,349	298,152	$7,206,334	Nil
	32,716	US$	11.14	February 14, 2016
	60,010	US$	7.89	February 14, 2017
	111,345	US$	11.56	February 08, 2018
David G. McLennan	1,957	Cdn$	9.11	February 16, 2015	1,341,504	142,340	3,442,585	168,405
	14,815	Cdn$	10.98	February 14, 2016
	26,204	Cdn$	7.90	February 14, 2017
	50,420	Cdn$	11.64	February 08, 2018
A. Daniel Schieler	11,265	US$	8.71	February 16, 2015	1,078,577	79,855	1,930,095	Nil
	20,370	US$	11.14	February 14, 2016
	21,351	US$	7.89	February 14, 2017
	23,109	US$	11.56	February 08, 2018
Jason L. Krause	1,932	Cdn$	9.11	February 16, 2015	805,778	67,393	1,629,943	63,149
	14,815	Cdn$	10.98	February 14, 2016
	17,469	Cdn$	7.90	February 14, 2017
	21,008	Cdn$	11.64	February 08, 2018
Philippe Guillemette	353	US$	8.29	February 26, 2015	845,859	38,494	930,400	Nil
	18,519	US$	10.48	February 24, 2016
	19,410	US$	7.59	February 24, 2017
	21,008	US$	11.56	February 08, 2018

Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
The option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)	Options have a term of five (5) years.

(4)	At December 31, 2013 the closing stock price of the Common Shares on the NASDAQ was US$24.17 and on the TSX was Cdn$25.69.

(5)
Generally, RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France vest on the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  Unvested RSUs are comprised of grants dated February 14, 2011, February 14, 2012, February 08, 2013 and May 06, 2013.  On February 08, 2013, Messrs. Cohenour, McLennan, Schieler, Krause and Guillemette were issued 111,747, 50,603, 23,193, 21,084 and 21,084 RSUs, respectively.

On May 06, 2013, Messrs. Cohenour, McLennan, Schieler, and Krause were issued 70,724, 39,352, 32,652 and 27,106 RSUs, respectively.

(6)
The market value of RSUs at December 31, 2013 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$24.17 for Messrs. Cohenour, Schieler and Guillemette; and the closing stock price of the Common Shares on the TSX of Cdn$25.69 for Messrs. McLennan and Krause translated at the spot foreign exchange rate of Cdn$1.00 = US$0.9414.

Value Vested or Earned During Fiscal 2013

The following table sets forth, for each NEO, the value of stock options and RSUs that vested during 2013, as well as the value of non-equity incentive compensation earned during 2013.

Name	Option-based Awards — Value Vested During 2013(1) (US$)	Share-based Awards — Value Vested During 2013(2) (US$)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2013 (US$)
Jason W. Cohenour	404,105	984,470	378,573
David G. McLennan	172,420	417,926	155,626
A. Daniel Schieler	79,946	193,179	136,223
Jason L. Krause	60,029	147,218	67,998
Philippe Guillemette	68,720	253,141	142,927
Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.

(2)
This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot Rate
February 14, 2013	US$	11.53	Cdn$	11.52	0.9992
February 19, 2013	11.39		11.45		0.9883

Termination and Change of Control Benefits

The Corporation has entered into executive employment agreements with each of Messrs. Cohenour, Krause, McLennan and Schieler under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreements, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of Messrs. Cohenour, Krause, McLennan or Schieler’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 18 months, in the case of Mr. Cohenour, and 12 months, in the case of Messrs. Krause, McLennan and Schieler, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In lieu of working notice the

Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for Messrs. Cohenour, Krause, McLennan and Schieler provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.  If Messrs. Cohenour, Krause, McLennan or Schieler’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. Krause, McLennan and Schieler and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Mr. Guillemette has an employment agreement in France which does not have specific language beyond the legal requirements. The legal severance payments (collective bargaining) are: 1/3 of monthly average salary (based on the past 12 months actually paid compensation) per year of seniority inside the company, three months paid notice and payment of unused vacation days. The maximum severance payment is 12 months. There is an additional contractual six month payment for signing the approved non-competition agreement.

The following table sets forth the estimated amounts payable to each NEO in the event of resignation, termination without cause, and change of control, assuming that the triggering event took place on December 31, 2013.

	Severance	Long Term Incentive(2)	Total Payout
Type of Termination	($)	($)	($)
Jason Cohenour
Resignation (1)	—	—	—
Termination (without cause)	4,562,296	7,990,614	12,552,910
Change of Control	5,006,180	9,940,093	14,946,273
David McLennan
Resignation (1)	—	—	—
Termination (without cause)	1,879,570	3,684,167	5,563,737
Change of Control	1,772,619	4,726,914	6,499,533
A. Daniel Schieler
Resignation (1)	—	—	—
Termination (without cause)	1,323,694	1,945,067	3,268,761
Change of Control	1,097,472	2,494,485	3,591,957
Jason Krause
Resignation (1)	—	—	—
Termination (without cause)	427,895	1,577,595	2,005,490
Change of Control	472,754	2,130,676	2,603,430
Philippe Guillemette (3)	—	—	—
Notes:

(1)
Upon written notice of resignation, the Company have the right to elect to immediately terminate the NEO's employment. The written notice of resignation cannot be less than six weeks and cannot be more than six months.

(2)	Long Term Incentive represents the unvested stock options and RSUs that become vested as a result of termination without cause and change of control.

(3)
There are currently no contracts, agreements, plans or arrangements in place for Mr. Guillemette that provide for payments following or in connection with any termination, resignation, retirement, change in control of the Corporation or a change in his responsibility.

DIRECTOR COMPENSATION

As at December 31, 2013, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	US$	40,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Audit Committee Member	US$	8,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting — in person	US$	1,500
Board or committee — conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-management directors are eligible to participate in the Stock Option Plan and the Restricted Share Unit plans. All of the non-management directors were independent directors of the Corporation at the time the options were granted. Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might otherwise be entitled only by virtue of being directors of the Corporation.

The following table sets forth the total compensation and benefits for our non-employee directors for fiscal 2013.

Name	Fees Earned or Paid in Cash(1) (US$)	Share-based Awards(2) (3) (US$)	Option-based Awards(2) (4) (US$)	Total (US$)
Gregory D. Aasen	65,500	77,966	30,234	173,700
Robin A. Abrams	77,500	77,995	31,003	186,498
Paul G. Cataford	94,000	77,966	30,234	202,200
Charles E. Levine (Chairman)	124,000	77,995	31,003	232,998
Kent Thexton	74,000	77,966	30,234	182,200

Notes:

(1)	Non-employee director fees are based in U.S. dollars.

(2)
Mr. Levine and Ms. Abrams’ share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of Cdn$1.00 = US$0.9928 on the date of grant.

(3)	Each non-employee director received 6,747 RSUs on February 08, 2013. On the date of issuance, the closing price of the Common Shares on the NASDAQ was US$11.56 and Cdn $11.64 on the TSX.

(4)
Each non-employee director received 6,723 option-based awards on February 08, 2013. The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Compensation Table” in this Information Circular.  The fair value on February 08, 2013 was US$4.50 or Cdn $4.53.

The following table sets forth the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2013.

	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price(2)		Option Expiration	Value of Unexercised In- the- Money Options(4)	Number of Units of Common Shares That Have Not Vested(5)	Market or Payout Value of Share-based Awards That Have Not Vested(6)	Market Payout Value of Vested Share-based Awards Not Paid out or Distributed
Name	(#)	($)		Date(3)	($)	(#)	(US$)	(US$)
Gregory D. Aasen	6,932	Cdn$	9.11	February 16, 2015	383,220	13,733	332,142	22,444
	5,926	Cdn$	10.98	February 14, 2016
	6,211	Cdn$	7.90	February 14, 2017
	6,723	Cdn$	11.64	February 8, 2018
Robin Abrams	4,259	US$	7.58	May 7, 2017	155,434	10,545	254,873	Nil
	6,723	US$	11.56	February 8, 2018
Paul G. Cataford	1,011	Cdn$	9.11	February 16, 2015	290,798	13,733	332,142	22,444
	5,926	Cdn$	10.98	February 14, 2016
	6,211	Cdn$	7.90	February 14, 2017
	6,723	Cdn$	11.64	February 8, 2018
Charles E. Levine	6,932	US$	8.71	February 16, 2015	370,277	13,733	331,927	Nil
	5,926	US$	11.14	February 14, 2016
	6,211	US$	7.89	February 14, 2017
	6,723	US$	11.56	February 8, 2018
Kent Thexton	434	Cdn$	9.11	February 16, 2015	281,792	13,733	332,142	22,444
	5,926	Cdn$	10.98	February 14, 2016
	6,211	Cdn$	7.90	February 14, 2017
	6,723	Cdn$	11.64	February 8, 2018

Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Mr. Levine and Ms. Abrams, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(3)	Options have a term of five (5) years.

(4)	At December 31, 2013 the closing stock price of the Common Shares on the NASDAQ was US$24.17; and on the TSX was Cdn$25.69.

(5)
RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director was granted 4,240 RSUs on February 14, 2011, and 8,357 RSUs on February 14, 2012.  Ms. Abrams was granted 5,696 RSUs on May 7, 2012. Each non-employee director was granted 6,747 RSUs on February 8, 2013.

(6)
The market value of RSUs that have not vested at December 31, 2013 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$24.17 for Mr. Levine and Ms. Abrams; and the closing stock price of the Common Shares on the TSX of Cdn$25.69 for the other non-employee Canadian directors translated at the spot foreign exchange rate of Cdn$1.00 = US$0.9928.

The following table sets forth the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2013.

Name	Option-based Awards — Value Vested During 2013(1) (US$)	Share-based Awards — Value Vested During 2013(3) (US$)
Gregory D. Aasen	$27,364	$64,686
Robin A. Abrams	8,797	21,922
Paul G. Cataford	27,364	64,686
Charles E. Levine	27,075	64,873
Kent Thexton	27,364	64,686
Notes:

(1)
The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  All option-based awards vested when the market price was less than the exercise price, and therefore, a market value of zero was assigned to those options on the vesting date.

(2)
RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On February 16, 2010, all non-employee directors received 4,338 RSUs, of which 1,446 vested on February 16, 2011.  On February 14, 2011, all non-employee directors received 4,240 RSUs of which 1,413 vested on February 14, 2012.  On February 14, 2012 all non-employee directors received 8,357 RSUs, of which 2,786 vested on February 14, 2013 and on May 7, 2012 Ms. Abrams received 5,696, of which 1,898 vested on May 7, 2013. On February 8, 2013, all non-employee directors received 6,747 RSUs, none of which had vested during 2013.

(3)
The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot FX Rate
February 14, 2013	US$	11.53	Cdn$	11.52	0.999
February 19, 2013	11.39		11.45		0.988
May 7, 2013	11.55		11.57		0.995

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2013, the securities authorized for issuance under the Stock Option Plan and Treasury RSU.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders (1)	Stock Option Plan	1,537,586	Cdn$	10.37	1,572,198
			US$	9.76
	Treasury RSU Plan	406,915		Nil	541,773
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		1,944,501	Cdn$	10.37	2,113,971
			US$	9.76

(1)	As of April 16, 2014, the Corporation had 1,509,748 options issued and outstanding under the Stock Option Plan and 589,839 RSUs outstanding under the Treasury RSU plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, there is no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2013, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US$544,000.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditors. Shareholders may contact the corporate secretary of the Corporation at 13811 Wireless Way, Richmond, British Columbia, telephone (604) 231-1100.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 16th day of April, 2014.

 On Behalf of the Board

“David G. McLennan”

David G. McLennan
Chief Financial Officer and Secretary

APPENDIX A

Text of Resolution to Re-approve the Amended and Restated 1997 Stock Option Plan

BE IT RESOLVED, as an ordinary resolution, that:

1.	all unallocated options, rights and other entitlements under the Amended and Restated 1997 Stock Option Plan of the Corporation (the "Amended Plan") be and are hereby approved;

2.
the Corporation has the ability to continue granting options under the Amended Plan until May 22, 2017, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought; and

3.
any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX B

Text of Resolution to Approve Amended and Restated By-Law No. 1

BE IT RESOLVED, as an ordinary resolution, that:

1.	the Amended and Restated By-Law No. 1, in the form attached as Appendix C to the Information Circular, is hereby adopted and confirmed as a by-law of the Corporation; and

2.
any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX C

AMENDED AND RESTATED BY-LAW NO. 1
A by-law relating generally to the
transaction of the business and
affairs of
SIERRA WIRELESS, INC.

ARTICLE 1
INTERPRETATION
1.1	History	1
1.2	Definitions	1

ARTICLE 2
BUSINESS OF THE CORPORATION
2.1	Registered Office	2	~~1~~
2.2	Corporate Seal	2	~~1~~
2.3	Financial Year		2
2.4	Execution of Instruments		2
2.5	Banking Arrangements		2
2.6	Voting Rights in Other Bodies Corporate		2
2.7	Divisions		2

ARTICLE 3
BORROWING AND SECURITY
3.1	Borrowing Power	3
3.2	Delegation	3

ARTICLE 4
DIRECTORS
4.1	Number of Directors	3
4.2	Qualification	3
4.3	Election and Term	3
4.4	Removal of Directors	4
4.5	Vacation of Office	4
4.6	Vacancies	4
4.7	Action by the Board	4
4.8	Canadian Directors Present at Meetings	4
4.9	Meeting by Telephone	4
4.10	Place of Meetings	4
4.11	Calling of Meetings	4
4.12	Notice of Meeting	4

- -ii -

4.13	First Meeting of New Board	5
4.14	Adjourned Meeting	5
4.15	Regular Meetings	5
4.16	Chairman	5
4.17	Quorum	5
4.18	Votes to Govern	5
4.19	Conflict of Interest	5
4.20	Remuneration and Expenses	6

ARTICLE 5
COMMITTEES
5.1	Committees of the Board	6
5.2	Transaction of Business	6
5.3	Audit Committee	6
5.4	Advisory Bodies	6
5.5	Procedure	6

ARTICLE 6
OFFICERS
6.1	Appointment	6
6.2	Chairman of the Board	6
6.3	Managing Director	6	~~7~~
6.4	President	7
6.5	Secretary	7
6.6	Treasurer	7
6.7	Powers and Duties of Officers	7
6.8	Term of Office	7
6.9	Agents and Attorneys	7
6.10	Conflict of Interest	7

ARTICLE 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
7.1	Limitation of Liability	7	~~8~~
7.2	Indemnity		8
7.3	Advance of Costs		8

ARTICLE 8
SHARES
8.1	Allotment of Shares	8
8.2	Commissions	8
8.3	Registration of Transfers	8

- -iii -

8.4	Non-recognition of Trusts	8	~~9~~
8.5	Share Certificates	8	~~9~~
8.6	Replacement of Share Certificates		9
8.7	Joint Shareholders		9
8.8	Deceased Shareholders		9
8.9	Transfer Agents and Registrars		9

ARTICLE 9
DIVIDENDS AND RIGHTS
9.1	Dividends	9	~~10~~
9.2	Dividend Cheques	9	~~10~~
9.3	Record Date for Dividends and Rights		10

ARTICLE 10
ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS
10.1	Nomination of Directors	10

ARTICLE 11
MEETINGS OF SHAREHOLDERS
~~10.1~~	11.1	Annual Meetings	12	~~10~~
~~10.2~~	11.2	Special Meetings	12	~~10~~
~~10.3~~	11.3	Place of Meetings	12	~~10~~
~~10.4~~	11.4	Notice of Meetings	13	~~11~~
~~10.5~~	11.5	List of Shareholders Entitled to Notice	13	~~11~~
~~10.6~~	11.6	Record Date for Notice	13	~~11~~
~~10.7~~	11.7	Meetings Without Notice	13	~~11~~
~~10.8~~	11.8	Chairman, Secretary and Scrutineers	13	~~11~~
~~10.9~~	11.9	Persons Entitled to be Present	13	~~11~~
~~10.10~~	11.10	Quorum	14	~~12~~
~~10.11~~	11.11	Right to Vote	14	~~12~~
~~10.12~~	11.12	Proxyholders and Representatives	14	~~12~~
~~10.13~~	11.13	Time for Deposit of Proxies	14	~~12~~
~~10.14~~	11.14	Joint Shareholders	14	~~12~~
~~10.15~~	11.15	Votes to Govern	14	~~12~~
~~10.16~~	11.16	Show of Hands	15	~~13~~
~~10.17~~	11.17	Ballots	15	~~13~~
~~10.18~~	11.18	Adjournment	15	~~13~~
~~10.19~~	11.19	Action in Writing by Shareholders	15	~~13~~
~~10.20~~	11.20	Only One Shareholder	15	~~13~~

- -iv -

ARTICLE ~~11~~12
NOTICES
~~11.1~~	12.1	Method of Giving Notices	15	~~13~~
~~11.2~~	12.2	Notice to Joint Shareholders	16	~~14~~
~~11.3~~	12.3	Computation of Time	16	~~14~~
~~11.4~~	12.4	Undelivered Notices	16	~~14~~
~~11.5~~	12.5	Omissions and Errors	16	~~14~~
~~11.6~~	12.6	Persons Entitled by Death or Operation of Law	16	~~14~~
~~11.7~~	12.7	Waiver of Notice	16	~~14~~
~~11.8~~	12.8	Interpretation	16	~~14~~

ARTICLE ~~12~~13
EFFECTIVE DATE
~~12.1~~	13.1	Effective Date	17	~~15~~

BE IT ENACTED as a by-law of the Corporation as follows:
ARTICLE 1
INTERPRETATION

1.1    History. By-Law No. 1 approved by the board May 31, 1993 and confirmed by the shareholder of the Corporation on May 31, 1993, was amended by Amended and Restated By-Law No. 1 approved by the board April 22, 1999 and confirmed by the shareholders of the Corporation on April 23, 1999 and was further amended by Amended and Restated By-Law No. 1 approved by the board March 20, 2003 and confirmed by the shareholders of the Corporation on April 28, 2003 (collectively, the “2003 By-Law”). The board, by its signature hereto, amends and restates the 2003 By-Law, with effect as of the date set forth in Article 13.

1.2    ~~1.1~~ Definitions. In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, as from time to time amended;
“appoint” includes “elect” and vice versa;
“articles” means the articles attached to the certificate of SIERRA WIRELESS, INC. as from time to time amended or restated;
“board” means the board of directors of the Corporation;
“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;
“cheque” includes a draft;
“Corporation” means the corporation SIERRA WIRELESS, INC. under the Act by the said certificate to which the articles are attached, and named “SIERRA WIRELESS, INC.”;
“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; and “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and
“recorded address” has the meaning set forth in section ~~11.8.~~12.8.
Save as aforesaid, words and expressions defined in the Act, including “resident Canadian” have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1    Registered Office. The registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such location therein initially as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.2    Corporate Seal. Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

2.3    Financial Year. Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.4    Execution of Instruments. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, managing director, president, vice president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by the board. In addition, the board or the said two persons may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.5    Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.6    Voting Rights in Other Bodies Corporate. The signing officers of the Corporation under section 2.4 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7    Divisions. The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a)
Subdivision and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)
Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by-law; and

(c)
Officers - the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

ARTICLE 3
BORROWING AND SECURITY

3.1    Borrowing Power. Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)
to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, guarantee or otherwise on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)
mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.
3.2    Delegation. Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by section 3.1 to such extent and in such manner as the board may determine at the time of such delegation.

ARTICLE 4
DIRECTORS

4.1    Number of Directors. Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

4.2    Qualification. No person shall be qualified for election as a director if he is less than 18 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. A director need not be a shareholder. Subject to the Act, at least 25 percent of the directors shall be resident Canadians, or if the number of directors is fewer than four, at least one director shall be a resident Canadian. As long as required by the Act, at least 2 directors shall not be officers or employees of the Corporation or its affiliates.

4.3    Election and Term. The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4    Removal of Directors. Subject to the Act, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.5    Vacation of Office. A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.6    Vacancies. Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.7    Action by the Board. The board shall manage the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.8 and 4.9) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.8    Canadian Directors Present at Meetings. The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25 percent of the directors present are resident Canadians, or if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)	at least 25 percent of the directors present would have been resident Canadians had that director been present at the meeting.

4.9    Meeting by Telephone. If all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of such conference telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10    Place of Meetings. Meetings of the board may be held at any place in or outside Canada.

4.11    Calling of Meetings. Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12    Notice of Meeting. Notice of the time and place of each meeting of the board shall be given in the manner provided in Article ~~11~~12 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a)	submit to the shareholders any question or matter requiring approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	issue securities;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	pay a commission for the sale of shares;

(g)	approve a management proxy circular;

(h)	approve a take-over bid circular or directors’ circular;

(i)	approve any annual financial statements; or

(j)	adopt, amend or repeal by-laws.

4.13    First Meeting of New Board. Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14    Adjourned Meeting. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15    Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16    Chairman. The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17    Quorum. Subject to section 4.8, ~~the~~a majority of directors shall constitute a quorum for the transaction of business at any meeting of the board ~~shall consist of 2 directors or such greater number of directors as the board may from time to time determine~~.

4.18    Votes to Govern. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.19    Conflict of Interest. A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.20    Remuneration and Expenses. The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE 5
COMMITTEES

5.1    Committees of the Board. The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.2    Transaction of Business. The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.3    Audit Committee. The board shall elect annually from among its number an audit committee to be composed of not fewer than 3 directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.4    Advisory Bodies. The board may from time to time appoint such advisory bodies as it may deem advisable.

5.5    Procedure. Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

ARTICLE 6
OFFICERS

6.1    Appointment. The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.2 and 6.3, an officer may but need not be a director.

6.2    Chairman of the Board. The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall have such other powers and duties as the board may specify.

6.3    Managing Director. The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.4    President. The president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.5    Secretary. The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as otherwise may be specified.

6.6    Treasurer. The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as otherwise may be specified.

6.7    Powers and Duties of Officers. The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.8    Term of Office. The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until a successor is appointed or until his earlier resignation.

6.9    Agents and Attorneys. The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.10    Conflict of Interest. An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

ARTICLE 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1    Limitation of Liability. Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.2    Indemnity. Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a directors or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.3    Advance of Costs. The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.2. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.2.

ARTICLE 8
SHARES

8.1    Allotment of Shares. Subject to the Act and articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2    Commissions. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3    Registration of Transfers. Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, and upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.4    Non-recognition of Trusts. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.5    Share Certificates. Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.4 and need not be under the corporate seal. Notwithstanding the foregoing, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers under section 2.4 or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers under section 2.4 may be printed or mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.6    Replacement of Share Certificates. The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.7    Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.8    Deceased Shareholders. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by-law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.9    Transfer Agents and Registrars. The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

ARTICLE 9
DIVIDENDS AND RIGHTS

9.1    Dividends. Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.2    Dividend Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.3    Record Date for Dividends and Rights. The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

ARTICLE 10
ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

10.1    Nomination of Directors.

(a)
Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the provisions of this section 10.1 shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at either any annual meeting of the shareholders of the Corporation or any special meeting of the shareholders of the Corporation but only if one of the purposes for which such meeting was called was the election of directors. Such nominations may be made in the following manner:

(i)	by or at the direction of the board, including pursuant to a notice of meeting; or

(ii)
by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition for a shareholders' meeting made in accordance with the provisions of the Act; or

(iii)
by any person (a "Nominating Shareholder") who: (1) at the close of business on the date of the giving of the notice provided below in this section 10.1 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares in the capital of the Corporation carrying the right to vote at such meeting or who beneficially owns shares in the capital of the Corporation that are entitled to be voted at such meeting; and (2) complies with the notice procedures set forth below in this section 10.1.

(b)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph (c) below) and in proper written form (in accordance with paragraph (d) below) to the corporate secretary of the Corporation at the principal executive offices of the Corporation.

(c)	To be timely, a Nominating Shareholder's notice to the corporate secretary of the Corporation must be made:

(i)
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of such annual meeting of shareholders; provided, however, that if such annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first Public Announcement (the "Notice Date") of the date of such annual meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) date following the Notice Date; and

(ii)
in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of such special meeting of shareholders was made;

provided that in no event shall any adjournment or postponement of a meeting or the announcement of any such adjournment or postponement commence a new time period for the giving of a Nominating Shareholder's notice as described in this section 10.1(c).

(d)	To be in proper written form, a Nominating Shareholder's notice to the corporate secretary of the Corporation must set forth:

(i)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (1) the name, age, business address and residential address of such person; (2) the principal occupation or employment of such person; (3) the class or series and number of shares in the capital of the Corporation which are owned beneficially or of record by such person or which are under the control or direction of such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (4) such person’s written consent to being named in the notice as a nominee and to serving as a director of the Corporation, if elected; and (5) any other information relating to such person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)
as to the Nominating Shareholder(s) giving the notice: (1) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (2) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder(s) has a right to vote any shares of the Corporation, and (3) any other information relating to such Nominating Shareholder(s) that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and any other applicable laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an “independent” director or that could be material to a reasonable shareholder’s understanding of such “independence”, or the lack thereof, of such proposed nominee.

(e)
No person shall be eligible for election as a director unless nominated in accordance with the provisions of this section 10.1 provided, however, that nothing in this section 10.1 shall he deemed to preclude discussion by a shareholder of the Corporation (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act. The chairman of a meeting of shareholders shall have the power and duty to determine whether a nomination has been made in accordance with the procedures set forth in the foregoing provisions of this section 10.1 at such meeting of shareholders and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)
Notwithstanding any other provision of this section 10.1, notice given to the corporate secretary of the Corporation may only be given by personal delivery, fax transmission or by e-mail (at such e-mail address as stipulated from time to time by the corporate secretary of the Corporation for the purpose of any such notice), and shall be deemed to have been given and made only at the time it is so served by personal delivery, fax (provided that receipt of confirmation of such fax has been received) or e-mail to the corporate secretary of the Corporation at the address of the principal executive offices of the Corporation; provided, however, that if any such delivery or electronic communication is made on a day which is not a business day in the City of Vancouver, British Columbia, Canada or later than 5:00 p.m. (Vancouver time) on a day which is a business day in the City of Vancouver, British Columbia, Canada, then such delivery or electronic communication shall be deemed to have been made on the next subsequent day that is a business day in the City of Vancouver, British Columbia, Canada.

(g)	For purposes of this section 10.1:

(i)
“Applicable Securities Laws” mean the Securities Act (British Columbia) and the equivalent securities legislation of each of the other provinces and territories of Canada which are applicable to and govern the Corporation, as such statutes are amended from time to time, and the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each of provinces and territories of Canada which are applicable to and govern the Corporation; and

(ii)
“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(h)	Notwithstanding the foregoing provisions of this section 10.1. the board may, in its sole discretion, waive any requirement in this section 10.1.

ARTICLE 11~~ARTICLE 10~~
MEETINGS OF SHAREHOLDERS

11.1    ~~10.1~~Annual Meetings. The annual meeting of shareholders shall be held at such time in each year and, subject to section ~~10.3,~~11.3, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

11.2    ~~10.2~~Special Meetings. The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

11.3    ~~10.3~~Place of Meetings. Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada.

11.4    ~~10.4~~ Notice of Meetings. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article ~~11~~12 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

11.5    ~~10.5~~ List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section ~~10.6,~~11.6, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

11.6    ~~10.6~~ Record Date for Notice. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

11.7    ~~10.7~~Meetings Without Notice. A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.

11.8    ~~10.8~~Chairman, Secretary and Scrutineers. The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

11.9    ~~10.9~~Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

11.10    ~~10.10~~Quorum. Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxyholder or representative for a shareholder so entitled and who hold or represent by proxy in the aggregate not less than 25% of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

11.11    ~~10.11~~Right to Vote. Every person named in the list referred to in section ~~10.5~~11.5 shall be entitled to vote the shares shown thereon opposite such person’s name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

11.12    ~~10.12~~Proxyholders and Representatives. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as the shareholder’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

11.13    ~~10.13~~Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, excluding Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

11.14    ~~10.14~~ Joint Shareholders. If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

11.15    ~~10.15~~Votes to Govern. At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by-law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

11.16    ~~10.16~~ Show of Hands. Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote, subject to any provision of the Act restricting the ability of a proxyholder or alternate proxyholder to vote by way of show of hands where such person has conflicting instructions from more than one shareholder. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

11.17    ~~10.17~~ Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

11.18    ~~10.18~~Adjournment. The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

11.19    ~~10.18~~Action in Writing by Shareholders. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

11.20    ~~10.20~~ Only One Shareholder. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

ARTICLE 12~~ARTICLE 11~~
NOTICES

12.1    ~~11.1~~ Method of Giving Notices. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

12.2    ~~11.2~~ Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

12.3    ~~11.3~~ Computation of Time. In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included.

12.4    ~~11.4~~ Undelivered Notices. If any notice given to a shareholder pursuant to section ~~11.1~~12.1 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.5    ~~11.5~~ Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.6    ~~11.6~~ Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.7    ~~11.7~~ Waiver of Notice. Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

12.8    ~~11.8~~ Interpretation. In the by-laws, “recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation.

ARTICLE 13~~ARTICLE 12~~
EFFECTIVE DATE

13.1    ~~12.1~~ Effective Date. This Amended and Restated By-Law No. 1 shall come into force with effect as of and from such date as the Corporation becomes a distributing corporation under the Act.
MADE by the board as of the ~~20th~~_____ day of ~~March, 2003.~~April, 2014.

Chairman	Secretary

CONFIRMED by the shareholders in accordance with the Act as of the ~~28th~~_____ day of ~~April, 2003.~~__________, 200__.

Secretary